

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Jeremy J. Aguilar
Chief Financial Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, IN 46240

> **Re: hhgregg, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed May 23, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 2, 2012**
> **File No. 001-33600**

Dear Mr. Aguilar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 28

1.   We note your disclosure relating to your Store Development Strategy and the decline in new store openings from year to year. If your expansion plans are slowing, please say as much, explain why and discuss the impact this will have on your results of operations.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Condensed Consolidated Financial Statements

2.   We note your presentation of net borrowings on inventory financing facility on your Condensed Consolidated Statements of Cash Flows and the disclosure that you entered into an inventory financing facility with a third party financing company during the first quarter of fiscal 2013. Please tell us and disclose in your Form 10-K for the fiscal year ended March 31, 2013, the amount of the borrowings included within accounts payable since inception and as of March 31, 2013 along with the borrowing terms. Refer to Rule 5-02 (19) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director